Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Quebec J0A 1B0
Canada
www.cascades.com

Cascades Increases Financial Flexibility

with the Addition of a Seven Year Term Loan Facility

Kingsey Falls, QC, December 21, 2018 — Cascades Inc. (TSX: CAS) (the “Company”) announces that it has increased its authorized credit facility to approximately CAN$1 billion to incorporate the addition of a US$175 million seven-year term loan. The term loan provides the Company with increased financial flexibility and will reduce financing costs. The agreement is supported by the Company’s existing banking syndicate and the term loan is underwritten by CoBank, ACB and American AgCredit, PCA.

The term loan, which can be repaid at any time, will be used to repay certain of the Company’s outstanding borrowings under its existing credit facility. The financial conditions and covenants of the Company’s existing credit facility are unchanged, and no additional assets were required as security.

Allan Hogg, Vice-President and Chief Financial Officer commented, “This agreement increases our financial flexibility, reduces our interest costs and supports our efforts to continue reinforcing our financial profile. Moreover, the seven-year term provides us with funding security over a longer timeframe, without requiring modification to the terms and covenants of our existing agreement.”

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission and Canadian Securities Commissions filings.

SOURCE Cascades Inc.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. The Company employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Information: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com